CUSIP No. 70788V 300 and 70788V 102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Penn Virginia Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

70788V 300 and 70788V 102

(CUSIP Number)

David B. Charnin

Strategic Value Partners, LLC

100 West Putnam Avenue

Greenwich, CT 06830

(203) 618-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 18, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70788V 300 and 70788V 102

1.	Name of Reporting Person. Strategic Value Partners, LLC I.R.S. Identification No. of Above Person (Voluntary)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,534,180 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,534,180 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,534,180 (1)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 10.2% (2)

14.	Type of Reporting Person OO

(1) Consists of (i) 718,134 shares beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd. and (ii) 625,362 shares beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P. and 190,684 shares beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P. which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity.

(2) Based on 15,004,270 shares of Common Stock outstanding as of November 3, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2017.

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CUSIP No. 70788V 300 and 70788V 102

1.	Name of Reporting Person. SVP Special Situations III LLC I.R.S. Identification No. of Above Person (Voluntary)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 625,362 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 625,362 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 625,362 (1)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 4.2% (2)

14.	Type of Reporting Person OO

(1) Consists of 625,362 shares beneficially owned by SVP Special Situations III LLC, as the investment manager of Strategic Value Special Situations Master Fund III, L.P.

(2) Based on 15,004,270 shares of Common Stock outstanding as of November 3, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2017.

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CUSIP No. 70788V 300 and 70788V 102

1.	Name of Reporting Person. SVP Special Situations III-A LLC I.R.S. Identification No. of Above Person (Voluntary)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 190,684 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 190,684 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 190,684 (1)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 1.3% (2)

14.	Type of Reporting Person OO

(1) Consists of 190,684 shares beneficially owned by SVP Special Situations III-A LLC, as the investment manager of Strategic Value Opportunities Fund, L.P.

(2) Based on 15,004,270 shares of Common Stock outstanding as of November 3, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2017.

4

CUSIP No. 70788V 300 and 70788V 102

1.	Name of Reporting Person. Victor Khosla I.R.S. Identification No. of Above Person (Voluntary)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,534,180 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,534,180 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,534,180 (1)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 10.2% (2)

14.	Type of Reporting Person IN

(1) Consists of (i) 718,134 shares beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd. and (ii) 625,362 shares beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P. and 190,684 shares beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P. which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity. Mr. Khosla is the sole member of Midwood Holdings, LLC, which is the managing member of Strategic Value Partners, LLC and is also the indirect majority owner and control person of Strategic Value Partners, LLC, SVP Special Situations III LLC and SVP Special Situations III-A LLC.

(2) Based on 15,004,270 shares of Common Stock outstanding as of November 3, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2017.

5

AMENDMENT NO. 3 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on September 21, 2016, Amendment No. 1 thereto filed on September 13, 2017, and Amendment No. 2 thereto filed in December 11, 2017 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following:

As previously disclosed, the Reporting Persons have engaged in discussions with the Issuer regarding the Issuer’s performance, the operation of its business, and its ongoing prospects and strategic direction. Such discussions have resulted in the Issuer appointing David Geenberg, Co-Head of the U.S. Investment Team of Strategic Value Partners, LLC (“SVP”), to the Board of Directors of the Issuer (the “Board”) pursuant to the Support Agreement described in Item 6 below. Mr. Geenberg was also appointed non-executive co-chairman of the Board, and as a member and chairman of the Board’s Nominating & Corporate Governance Committee.

The disclosure below in Item 6 of this Amendment No. 3 is incorporated by reference into this Item 4.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented with the following:

On January 18, 2018, SVP, Strategic Value Opportunities Fund, L.P., Strategic Value Special Situations Fund III, L.P., and Strategic Value Master Fund, LTD. (collectively, the “SVP Parties”) entered into a support agreement (the “Support Agreement”) with the Issuer.

Pursuant to the Support Agreement, and concurrently with the execution of the Support Agreement, the Issuer, among other things, effective January 19, 2018, (i) increased the number of directors on the Board such that there would be two vacancies on the Board and (ii) elected Mr. Geenberg to fill one of the newly created vacancies.  Subject to compliance with certain standstill and voting obligations by the SVP Parties, Mr. Geenberg will be included in the Company’s slate of director nominees for election at the Issuer’s 2018 and 2019 annual meetings of shareholders.

The Support Agreement also includes a commitment by the SVP Parties that, during the Standstill Period (as defined in the Support Agreement), the SVP Parties and their affiliates will vote in favor of (i) any director nominees recommended by the Board to the shareholders for election and (ii) other routine matters submitted by the Board to the shareholders for a vote (which does not include any proposals that require shareholder approval relating to (1) amendments to the Issuer’s articles of incorporation or other organizational documents, (2) mergers, acquisitions, asset sales or purchases, recapitalizations, or other business combinations or extraordinary transactions, or (3) the issuance of Issuer equity securities in connection with any such transaction).  The Standstill Period shall, subject to the Issuer’s compliance with the terms of the Support Agreement, extend until the later of (1) the completion of the Issuer’s 2019 annual meeting of shareholders and (2) 15 days after the date Mr. Geenberg (or a subsequent designee of the SVP Parties) ceases to be a director of the Issuer.  If the SVP Parties and their affiliates cease collectively to beneficially own an aggregate of at least 5% of the Issuer’s then outstanding shares of Common Stock, Mr. Geenberg shall resign from the Board.  In addition, if the SVP Parties materially breach the Support Agreement and fail to cure such breach (or take commercially reasonable actions to reduce the impact of such breach if such breach cannot be cured), Mr. Geenberg shall resign from the Board. In addition, the SVP Parties agreed to abide by certain customary standstill provisions during the Standstill Period.

This description of the Support Agreement is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is filed hereto as Exhibit D, and incorporated by reference into this Item 6.

Item 7.   Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented with the following:

Exhibit F - Support Agreement, dated January 18, 2018 by and among Penn Virginia Corporation, Strategic Value Partners, LLC and certain funds and accounts managed by Strategic Value Partners, LLC

6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 19, 2018

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

/s/ Victor Khosla
Victor Khosla

7

Exhibit F

SUPPORT AGREEMENT

This Support Agreement, dated January 18, 2018 (this “Agreement”), is by and between Strategic Value Partners, LLC and certain investment funds directly or indirectly managed by Strategic Value Partners, LLC, as listed on Schedule A hereto (collectively, “Shareholder” and each individually, a “member” of Shareholder), and Penn Virginia Corporation (the “Company”).

RECITALS

WHEREAS, the Company and Shareholder have engaged in various discussions and communications concerning the Company’s business, financial performance and other matters;

WHEREAS, Shareholder is deemed to Beneficially Own shares of common stock of the Company, par value $0.01 (the “Common Stock”), totaling, in the aggregate, 1,534,180 shares; and

WHEREAS, the Company has determined that it is in the best interests of the Company and its shareholders and Shareholder has determined that it is in its best interests to come to an agreement with respect to certain matters in respect of the Board of Directors of the Company (the “Board”) and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.                                      Board Representation and Board Matters.

(a)                                 Concurrently with the execution of this Agreement, the Company and the Board have (i) increased the size of the Board by two directors and (ii) elected David Geenberg (the “Shareholder Designee”) to fill one of the newly created vacancies.  The Shareholder Designee shall become a director of the Company effective immediately upon execution of this Agreement.  The Shareholder Designee has previously executed and delivered to the Company (x) a completed director and officer questionnaire (the “D&O Questionnaire”), in the form provided, (y) an executed letter in the form attached hereto as Exhibit A (the “Nominee Letter”) and (z) an executed irrevocable resignation in the form attached hereto as Exhibit B (the “Resignation Letter” and together with the D&O Questionnaire and the Nominee Letter, the “Nomination Documents”).

(b)                                 Subject to Shareholder’s and Shareholder Affiliates’ compliance with Section 2, the Company will include the Shareholder Designee in its slate of nominees for election as directors of the Company at the Company’s 2018 annual meeting of shareholders (the “2018 Annual Meeting”) and, if the Shareholder Designee agrees to serve, at the 2019 annual meeting of shareholders (the “2019 Annual Meeting”).

(c)                                  Subject to Shareholder’s and Shareholder Affiliates’ compliance with Section 2, the Company will use reasonable best efforts to cause the election of the Shareholder Designee to the Board at the 2018 Annual Meeting, and, if the

Shareholder Designee agrees to serve, at the 2019 Annual Meeting (including, for each of the 2018 Annual Meeting and the 2019 Annual Meeting, recommending that the Company’s shareholders vote in favor of the election of the Shareholder Designee (along with all of the Company’s nominees) and otherwise supporting the Shareholder Designee for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees in the aggregate).

(d)                                 Immediately following the execution of this Agreement, the Board and all applicable committees of the Board will take all action necessary to appoint the Shareholder Designee as a member of the Nominating and Corporate Governance Committee of the Board (the “N&G Committee”).

(e)                                  At all times while serving as a member of the Board, the Shareholder Designee shall comply with all policies, procedures, processes, codes, rules, standards and guidelines applicable to Board members, including the Code of Business Conduct and Ethics, securities trading policies, anti-hedging policies, Regulation FD-related policies, director confidentiality policies and corporate governance guidelines, and preserve the confidentiality of Company business and information, including discussions or matters considered in meetings of the Board or Board committees.

(f)                                   The Company agrees that the Shareholder Designee shall receive the same benefits of director and officer insurance and any indemnity and exculpation arrangements available generally to the Company’s directors. The Company will execute a director indemnification agreement in favor of the Shareholder Designee upon his or her appointment to the Board, in a form substantially the same as that executed in favor of the Board’s current members.  The Shareholder Designee has waived any right to receive compensation for service as a director of the Company pursuant to the Company’s director compensation policy, including any stock or cash compensation.

(g)                                  Should the Shareholder Designee be rendered unable to serve on the Board at any time, the Company shall, at the request of Shareholder, add as a member of the Board a replacement that is selected by Shareholder and approved by the Board (a “Replacement”), such approval not to be unreasonably withheld, delayed or conditioned.  Any such Replacement who becomes a Board member in replacement of the Shareholder Designee shall be deemed to be the Shareholder Designee for all purposes under this Agreement, and the Replacement, prior to his or her appointment to the Board, shall be required to provide to the Company equivalent Nomination Documents and meet with representatives of the Nominating and Corporate Governance Committee of the Board in accordance with the practices of the Board and the Nominating and Corporate Governance Committee.

(h)                                 If at any time after the date hereof, Shareholder, together with all controlled Affiliates of the members of Shareholder (such controlled Affiliates, collectively and individually, the “Shareholder Affiliates”), ceases collectively to Beneficially Own, an aggregate of at least 5% of the number of shares of Common Stock  then outstanding, the Resignation Letter previously provided by the Shareholder

Designee in the form of Exhibit B shall become effective, and the Company shall have no further obligations under this Section 1.  Shareholder shall keep the Company regularly apprised of the Beneficial Ownership of Shareholder and the Shareholder Affiliates to the extent that such position differs by 1% or more from the ownership positions publicly reported on Shareholder’s Schedule 13D and amendments thereto.

(i)                                     If at any time after the date hereof and prior to the expiration or termination of the Standstill Period, Shareholder or any of the Shareholder Affiliates breaches in any material respect any of the terms of this Agreement, the Company in good faith notifies Shareholders or the applicable Shareholder Affiliates of such breach, and Shareholder or such Shareholder Affiliate fails to cure such breach within twenty business days following the receipt of written notice thereof from the Company specifying such breach (it being understood that breaches that by their nature cannot be reversed or undone shall be deemed to have been cured for purposes hereof if the Shareholder or a Shareholder Affiliate has taken commercially reasonable actions to reduce the adverse impact of such breach), the Resignation Letter previously provided by the Shareholder Designee shall become effective, and the Company shall have no further obligations under this Section 1.

(j)                                    The Company promptly after the date hereof shall take all necessary action to cause the obligations of its insurers providing directors’ and officers’ insurance to be primary to any (1) directors’ and officers’ insurance policy issued to Shareholder or a Shareholder Affiliate, and (2) advancement or indemnification rights provided by Shareholder or a Shareholder Affiliate.

2.                                      Standstill and Voting Obligations.

(a)                                 Shareholder agrees that, from the date of this Agreement until the earlier of (1) the date that is twenty business days following written notice from Shareholder to the Company of a material breach by the Company of this Agreement if the Company has not cured such breach by the twentieth business day following such notice (it being understood that breaches that by their nature cannot be reversed or undone shall be deemed to have been cured for purposes hereof if the Company has taken commercially reasonable actions to reduce the adverse impact of such breach) and (2) the later of (x) the completion of the 2019 Annual Meeting (including any postponements, adjournments and continuations thereof) and (y) 15 days after the date that the Shareholder Designee (including any Replacement) ceases to serve as a director (the “Standstill Period”), no member of Shareholder shall, directly or indirectly, and each member of Shareholder shall cause each Shareholder Affiliate not to, directly or indirectly (it being understood and agreed that the following restrictions shall not apply to the Shareholder Designee’s boardroom discussions conducted in such person’s capacity as a director of the Company, or other actions taken in his or her capacity as a director, including his or her responsibilities as a member of a board committee):

(i)                                     engage in a “solicitation” of “proxies” (as such terms are defined under the Exchange Act) or written consents of stockholders with respect to, or from the holders of, the Voting Securities (other than any Shareholder Affiliate), for the election of individuals to the Board or to approve stockholder proposals, or become a “participant” (as such term is defined in Instruction 3 to Item 4 of Schedule 14A promulgated under the Exchange Act) in any contested “solicitation” for the election of directors with respect to the Company (as such terms are defined under the Exchange Act) (other than a “solicitation” or acting as a “participant” in support of the nominees of the Board at any stockholder meeting or voting its shares at any such meeting in its sole discretion, or providing such encouragement, advice or influence that is consistent with Company management’s recommendation in connection with such director nominees);

(ii)           form or join a “group” as defined under Section 13(d) of the Exchange Act with respect to the Voting Securities (excluding, for the avoidance of doubt, any group composed solely of Shareholder and Shareholder Affiliates);

(iii)          support or participate in any effort by any person or entity not a party to this Agreement (a “Third Party”) with respect to the matters set forth in Section 2(a)(i) of this Agreement;

(iv)                              present at any annual meeting or any special meeting of the Company’s stockholders or through action by written consent any proposal for consideration for action by stockholders or seek the removal of any member of the Board or propose any nominee for election to the Board or seek representation on the Board except as set forth herein;

(v)                                 solely with respect to matters set forth in Section 2(a)(i) of this Agreement, grant any proxy, consent or other authority to vote with respect to any matters (other than to the named proxies included in the Company’s proxy card for any annual meeting or special meeting of stockholders) or deposit any Voting Securities of the Company in a voting trust or subject them to a voting agreement or other arrangement of similar effect with respect to any annual or special meeting or action by written consent (excluding customary brokerage accounts, margin accounts, prime brokerage accounts and the like); or

(vi)                              request, directly or indirectly, any amendment or waiver of the foregoing in a manner that would be reasonably likely to require public disclosure by Shareholder or the Company.

(b)                                 Until the end of the Standstill Period, Shareholder and the Shareholder Affiliates shall cause all Voting Securities owned by them directly or indirectly, whether owned of record or Beneficially Owned, as of the record date for any annual or special meeting of stockholders or in connection with any solicitation of shareholder action by written consent (each a “Shareholders Meeting”) within the

Standstill Period, in each case that are entitled to vote at any such Shareholders Meeting, to be present for quorum purposes and to be voted, at all such Shareholders Meetings or at any adjournments or postponements thereof, (i) for all directors nominated by the Board for election at such Shareholders Meeting and (ii) in accordance with the recommendation of the Board on any other proposals or other business that comes before any Shareholder Meeting, including with respect to the 2018 Annual Meeting and the 2019 Annual Meeting (other than any proposals that require shareholder approval relating to (1) amendments to the Company’s articles of incorporation or other organizational documents, (2) mergers, acquisitions, asset sales or purchases, recapitalizations, or other business combinations or extraordinary transactions, or (3) the issuance of Company equity securities in connection with any such transaction).

(c)                                  Nothing in this Section 2 shall be deemed to limit the exercise in good faith by Shareholder Designee of his or her fiduciary duties solely in his or her capacity as a director of the Company.

3.                                      Public Announcements.  Promptly following the execution of this Agreement, the Company shall announce this Agreement by means of a press release in the form attached hereto as Exhibit C (the “Press Release”).

4.                                      Confidentiality Agreement.  The Company hereby agrees that the Shareholder Designee is permitted to and may provide confidential information to certain specified officers and employees of Shareholder that are involved in advising Shareholder regarding its investment in the Company, subject to and in accordance with the confidentiality requirements applicable generally to the directors of the Company, including under applicable law and the Company’s policies.  For the avoidance of doubt, this Section 4 shall be deemed an “appropriate confidentiality agreement” permitting disclosure to persons outside the Company for purposes of the Company’s policies.

5.                                      Non-Disparagement.  During the Standstill Period, Shareholder and the Company agree to not make, or cause to be made, and to cause each of their respective officers, directors, members, and employees not to make (whether directly or indirectly through any Affiliate), any public statement or announcement that relates to and constitutes an ad hominem attack on, or relates to and otherwise disparages, the other party or their respective business, operations or financial performance, officers, members or directors or any person who has served as an officer, member or director of either party in the past, or who serves as an officer, director or agent of either party (a) in any document or report filed with or furnished to the SEC or any other governmental agency, (b) in any press release or other publicly available format or (c) to any journalist or member of the media (including without limitation, in a television, radio, internet, newspaper or magazine interview).

6.                                      Representations and Warranties of All Parties.  Each of the parties represents and warrants to the other party that: (a) such party has all requisite company power and authority to execute and deliver this Agreement and to perform its obligations hereunder; (b) this Agreement has been duly and validly authorized, executed and delivered by it and is a valid and binding obligation of such party, enforceable against such party in accordance with its terms; and (c) this Agreement will not result in a violation of any terms or conditions of any agreements to which such person is a party or by which such party may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting such party.

7.                                      Representations and Warranties of Shareholder.  Each member of Shareholder jointly represents and warrants that, as of the date of this Agreement, (a) Shareholder, together with all of the Shareholder Affiliates, collectively Beneficially Own, an aggregate of 1,534,180 shares of Common Stock; (b) except for such ownership, no member of Shareholder, individually or in the aggregate with all other members of Shareholder and the Shareholder Affiliates, has any other Beneficial Ownership of, and/or economic exposure to, any Voting Securities, including through any derivative transaction described in the definition of “Beneficial Ownership” above; and (c) Shareholder has not provided or agreed to provide, and will not provide, any compensation in cash or otherwise to the Shareholder Designee, solely in his capacity as a director or director nominee of the Company in connection with such Shareholder Designee’s nomination and appointment to, or service on, the Board.

8.                                      Certain Defined Terms.  For purposes of this Agreement:

(a)                                 The term “Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act.

(b)                                 “Beneficially Own,” “Beneficial Owner”, and “Beneficial Ownership” shall have the same meaning as set forth in Rule 13d-3 under the Exchange Act.

(c)                                  “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

(d)                                 The terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

(e)                                  “SEC” shall mean the Securities and Exchange Commission.

(f)                                   “Voting Securities” shall mean the Common Stock, and any other securities of the Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for Common Stock or other securities entitled to vote in the election of directors, whether or not subject to the passage of time or other contingencies.

9.                                      Miscellaneous.  The parties hereto recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy.  Accordingly, each party agrees that in addition to other remedies the other party shall be entitled to at law or equity, except to the extent mandatorily governed by the laws of the Commonwealth of Virginia concerning the internal affairs of the Company, the other party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in any federal or state court of competent jurisdiction in the Borough of Manhattan of the City of New York.  In the event that any action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law.  This Agreement shall be construed in accordance with, and this Agreement and all disputes hereunder shall be governed by, the laws of the State of New York, without regard to any conflict of laws provision which would require the application of the law of any other jurisdiction.  By its execution and delivery of this Agreement, each of the parties hereto hereby irrevocably and unconditionally agrees for itself that any legal action, suit or proceeding with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment in any such action, suit or proceeding may be brought, on an exclusive basis, in any federal or state court of competent jurisdiction in the Borough of Manhattan of the City of New York.  By execution and delivery of this Agreement, each of the parties hereto irrevocably accepts and submits itself to the exclusive jurisdiction of any such court, generally and unconditionally, with respect to any such action, suit or proceeding and waives any defense of forum non conveniens or based upon venue if such action, suit or proceeding is brought in accordance with this provision.

10.                               No Waiver.  Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement.  The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

11.                               Entire Agreement.  This Agreement and the Confidentiality Agreement contain the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto.

12.                               Notices.  All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by email, when email is sent to the email address set forth below and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

if to the Company:

Penn Virginia Corporation
14701 St. Mary’s Lane, Suite 275
Houston, TX 77079

Attention:            Chief Legal Officer

Email:                  katie.ryan@pennvirginia.com

With a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
1221 McKinney Street

Houston, TX 77010-2046

Attention:            Hillary H. Holmes

Email:                  hholmes@gibsondunn.com

if to Shareholder:

Strategic Value Partners, LLC
100 West Putnam Ave.
Greenwich, CT 06830

Attention:            David B. Charnin

Email:                  dcharnin@svpglobal.com

With a copy (which shall not constitute notice) to:

Proskauer Rose LLP
Eleven Times Square
New York, NY 10036-8299

Attention:            Arnold S. Jacobs

Email:                  ajacobs@proskauer.com

13.                               Severability.  If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

14.                               Counterparts.  This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

15.                               Successors and Assigns.  This Agreement shall not be assignable by any of the parties to this Agreement.  This Agreement, however, shall be binding on successors of the parties hereto.

16.                               No Third Party Beneficiaries.  This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other persons, except with respect to Shareholder Designee (including any Replacement).

17.                               Fees and Expenses.  Each party will bear its own costs, fees and expenses in connection with this Agreement.

18.                               Interpretation and Construction.  Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel.  Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation.  Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation.  The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  The term “including” shall be deemed to mean “including without limitation” in all instances.

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IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

PENN VIRGINIA CORPORATION

By:	/s/ John A. Brooks
Name: John A. Brooks
Title: President and Chief Executive Officer

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[Signature Page to Support Agreement]

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

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[Signature Page to Support Agreement]

STRATEGIC VALUE MASTER FUND, LTD.

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

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[Signature Page to Support Agreement]

STRATEGIC VALUE SPECIAL SITUATIONS FUND III, L.P.

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

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[Signature Page to Support Agreement]

STRATEGIC VALUE OPPORTUNITIES FUND, L.P.

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

[Signature Page to Support Agreement]

SCHEDULE A

Strategic Value Master Fund, Ltd.

Strategic Value Special Situations Fund III, L.P.

Strategic Value Opportunities Fund, L.P.

EXHIBIT A

FORM OF NOMINEE LETTER

EXHIBIT B

FORM OF IRREVOCABLE RESIGNATION

EXHIBIT C

PRESS RELEASE